[redacted]

14048982

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 4 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Carris Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1706
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co, LLP
(Name – *if individual, state last, first, middle name*)

25 DeForest Avenue, Ste 101 (Address) Summit (City) NJ (State) 07901 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* mr

cd 3/24/14

OATH OR AFFIRMATION

I, George W. Carris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Carris Investments, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

2-27-14
Notary Public

BASIL CHRISTAKOS
Notary Public, State of New York
No. 01CH5036184
Qualified in New York County
Commission Expires November 21, ~~13~~ 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN CARRIS INVESTMENTS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
www.CTRLLP.com

INDEPENDENT AUDITORS' REPORT

To the Members of
John Carris Investments, LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of John Carris Investments, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures elected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of John Carris Investments, LLC at December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in the summary of business and significant accounting policies section of the financial statements, the Company's continuing significant operating losses and notices of potential disciplinary actions from its regulators raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our opinion is not modified with respect to these matters.

Crane, Tonelli, Rosenberg + Co LLP

February 28, 2014

JOHN CARRIS INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	360,949
Restricted cash		527,876
Receivable from clearing firm		242,053
Furniture and equipment - net		479,526
Securities owned, at fair value		1,015,000
Employee advances		89,993
Prepaid expenses		85,881
TOTAL ASSETS	$	2,801,278

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	134,796
Commissions payable		141,384
Accrued payroll taxes		611,529
Deferred rent payable		228,539
Total Liabilities		1,116,248
Commitments and contingencies (see notes)		
Members' Equity		
Members' Equity, Class A, Voting		1,685,030
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,801,278

ORGANIZATION

At December 31, 2013, John Carris Investments, LLC (the "Company") is a 50% owned subsidiary of Invictus Capital, LLC, which in turn is wholly owned by Invictus Capital, Inc. (the "Parent"). The Company was formed on February 2, 2006 as Archey & Co., LLC as a limited liability company in the State of Oklahoma. On May 13, 2009, the Company amended their certificate to change their name to John Carris Investments, LLC.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective May 8, 2008.

The Company is an introducing broker and as such does not carry customer accounts or otherwise hold funds or securities for customers. Accordingly, the Company is exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(ii) and its clearing broker is Cor Clearing, LLC.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents that potentially subject the Company to a concentration of credit risk include cash accounts with banks that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Interest bearing accounts are insured up to $250,000 per depositor. Through December 31, 2012, non-interest bearing accounts were fully insured. Beginning January 1, 2013, non-interest bearing accounts are insured the same as interest bearing accounts. As of December 31, 2013, there was $888,825 of cash, restricted cash and cash equivalents held by banks, of which $638,825 is held by banks that exceeded FDIC limits. Such excess includes outstanding checks.

Restricted cash held by banks, $527,876, collateralizes a letter of credit underlying the company's rent deposit and is, therefore, considered to be encumbered cash.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

Commissions and related clearing expenses on securities transactions are recorded on a trade-date basis as securities transactions occur. Revenues from mutual funds and insurance transactions are recorded based upon their contractual obligations with the mutual fund and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes that such charge backs are insignificant and has not provided any allowance for such charge backs.

Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as a private placement agent. Sales concessions are recognized when the income is reasonably determinable. Fees earned from providing financial advisory services are recognized as services are rendered.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if transactions had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

DEPRECIATION

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets.

INCOME TAXES

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2010.

FAIR VALUE MEASUREMENT

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

CHANGES IN FAIR VALUE LEVELS

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the statement of financial condition date and through the date of the independent auditors' report to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements. The date of the independent auditors' report is the date that the financial statements were available and issued.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

GOING CONCERN

The Company did not generate sufficient operating cash to cover current obligations during 2013 and 2012. Difficult business conditions have persisted that could adversely affect the Company's ability to meet its financial obligations, to maintain statutory levels of capital and maintain its status as a registered broker/dealer. The Company's Parent, however, has pledged its continued support to raise additional capital as needed to enable the Company to continue its normal operations.

In September 2013, FINRA initiated an action against the Company and several of its registered representatives alleging violations of FINRA Rules and the Securities Exchange Act of 1934. The effect to the Company on its ability to operate as a registered broker dealer or with respect to fines or penalties has not been determined.

In February 2013, the Company received a Wells Notice from the SEC stating they had reached a preliminary conclusion to recommend that the Commission authorize the staff to file an enforcement action against the Company for the Company's violation of the Securities Exchange Acts and SEC Rules regarding the preparation and delinquent filing of their 2011 annual report. In December 2013, the SEC issued a Wells Notice to an unregistered employee of the Company stating that they had reached a preliminary conclusion to recommend that the Commission authorize the staff to file an enforcement action against the employee in connection with the SEC's auditor independence rules. The effect to the Company on its ability to operate as a registered broker dealer or with respect to fines or penalties with respect to these two actions has not been determined.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 1 - RECEIVABLE FROM CLEARING FIRM

At December 31, 2013, the balance due from clearing firm consisted of commissions receivable in the amount of $128,353 and cash balances in the amount of $113,700, as a clearing deposit.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers.

NOTE 2 - CAPITAL CONTRIBUTION RECEIVABLE

At December 31, 2013, $350,000 is receivable in connection with a Membership Interest Purchase Agreement closed on December 23, 2013, and is to be paid as soon as commercially practical prior to December 31, 2014. The receivable balance of $350,000 has been shown as a deduction to member's equity in the statement of changes in member's equity as of December 31, 2013.

NOTE 3 - FAIR VALUE MEASUREMENTS AND SECURITIES OWNED

The fair value hierarchy under FASB ASC 820, "Fair Value Measurement", defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.
Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as Counterparty in a swap) in its assessment of fair value. Securities owned at December 31, 2013 consisted of securities categorized as Level 1 securities.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Equipment	$358,256	3 - 5 years
Furniture and fixtures	472,174	7 years
	830,430	
Less: Accumulated depreciation and amortization	350,904	
	$479,526	

Depreciation and amortization expense was $153,032 for the year ended December 31, 2013.

NOTE 5 - NEW YORK CITY UNINCORPORATED BUSINESS TAX

The provision for NYC UBT income taxes (benefit) consists of the following:

Current	$ --
Deferred	402,000
	402,000
Less: Valuation allowance	(402,000)
Total deferred	--
Total provision for NYC UBT	$ --

The deferred tax assets and associated valuation allowance increased by $100,000 for 2013. The Company maintains a 100% valuation allowance against its NYC UBT deferred tax asset arising from its net operating loss carryforwards as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb the tax losses in whole or in part. At December 31, 2013, the Company had available net operating losses of approximately $9,700,000, which expire beginning in 2031.

There were no NYC UBT liabilities incurred in 2013 due to the current year's loss.

NOTE 6 - ACCRUED PAYROLL TAX LIABILITY

Included on the accompanying statement of financial condition are accrued payroll taxes of $611,529, which represents management's estimate of its payroll tax liabilities. Such estimate is based upon the aggregate of unpaid payroll taxes and management's calculations of interest and penalties. The ultimate disposition of the liability may be significantly more or less than the amount accrued as of

NOTE 6 - Continued

December 31, 2013, and will ultimately be determined upon the filing of any outstanding payroll tax filings and reconciliation of payments applied with the taxing authorities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $451,054 for the year.

In August 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $228,539 at December 31, 2013.

Future minimum lease payments which include equipment leases as of December 31, 2013 are:

Years ending December 31,	
2014	$ 429,733
2015	446,319
2016	427,262
2017	454,294
2018	460,692
Thereafter	1,478,054
Total	$3,696,354

The Company is involved in an arbitration proceeding pending before the Financial Industry Regulatory Authority (FINRA). In the action, the claimant is seeking damages relating to interference with claimant's employment agreements, breach of duties and other claims, seeking damages of $2,400,000 against the Company and other defendants. The Company believes the claim is without merit and is vigorously defending its position. The matter is not scheduled for a hearing. At this time, the Company's counsel cannot predict the outcome of the proceeding.

NOTE 8 - EMPLOYMENT AGREEMENT

An officer of the Company acquired an additional 2% equity interest in the broker dealer during 2013 for a total of 6% pursuant to an employment agreement made on June 23, 2011. Pursuant to the agreement, the officer will, on each of June 23, 2014 and 2015, be issued an additional 2% ownership share of the broker dealer, for an aggregate of 10%, provided on each such date the agreement has not been terminated.

The Company entered into an employment agreement on December 24, 2013 with an officer, who by the terms of the employment will become Chief Executive Officer of the Company upon complying with certain registration requirements. Contemporaneously with the execution of this employment agreement, the office also executed a purchase agreement, acquiring 24% of the Company. The employment contract has a term of two years. The employment contract provides a provision for an aggregate base salary of $525,000 for the two year term, as well as a discretionary bonus based, at least in part, upon the performance of the Company. At December 31, 2013, the total commitment, excluding incentives and discretionary bonus, was $525,000.

NOTE 9 - TRANSACTIONS WITH RELATED PARTY'S

The Company advances members and employees money from time to time. As of December 31, 2013, the Company has receivables of $30,000 due from members, and $59,993 due from employees. No interest income was charged or received on advances during 2013.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT AND DEFICIENCY

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As the result of a dispute with FINRA which began on January 22, 2014, the Company was required to remove from its net capital contributions on a retroactive basis a Partner's capital contributions (cumulatively valued at $1,015,000 as of the close of business December 31, 2013) for the period October 22, 2013 through January 23, 2014. FINRA took the position that this capital contribution was deemed to be non-allowable assets for net capital calculation purposes due to certain language used in the contribution agreement. The contribution agreement in question was modified on January 23, 2014, at which time the contribution became fully allowable for net capital calculation purposes. Solely as a result of this retroactive determination by FINRA, at December 31, 2013, the Company was not in compliance with its required net capital. Regulatory net capital was ($513,246) which was $613,246 below the required regulatory net capital. Both the SEC and FINRA are aware of this temporary and inadvertent deficiency, as well as the Company's disagreement with FINRA's determination.

the Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2013 was (2.17) to 1. Under the provisions of Rule 15c3-3 as an introducing broker, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of the customers.

NOTE 11 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of FASB ASC 460, "Guarantees," which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have not extended credit to such introduced customer accounts, and therefore, at December 31, 2013, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 12 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business.

NOTE 13 - LETTER OF CREDIT

As of December 31, 2013 the Company has a Letter of Credit for a deposit on the office space in the amount of $527,876. The letter is secured by a cash account maintained at the issuing financial institution.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to year-end, the Company received capital contributions of $249,000 through February 28, 2014, of which $75,000 was payment against the Capital Contribution Receivable. See Note 2.

NOTE 15 - ANNUAL REPORT ON FORM X-17a-5

The annual report to the Securities and Exchange Commission on Form X-17a-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.